H E R R I C K
new york newark princeton		Stephen E. Fox Partner Direct Tel: 212.592.5924 Direct Fax: 212.545.3476 Email: sfox@herrick.com

July 10, 2012

Via Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re:	Nostalgia Family Brands, Inc. Form S-1 (Registration No.: 333-181652)

Ladies and Gentlemen:

This letter supplements the response letter of this firm, dated July 9, 2012, with respect to the Form S-1 of Nostalgia Family Brands, Inc. (the “Company”) referenced above, which accompanied Amendment No. 1 to the Form S-1 which was filed with the Securities & Exchange Commission on July 9, 2012. Pursuant to comment 2 of the of the Comment Letter dated June 22, 2012 with respect to the original filing of the Form S-1, we hereby enclose for your review the following materials that support each of the statistical claims included in the Form S-1:

•	Pew Study Claims One Fifth of American Adults Don’t Use the Internet, TechCrunch web article by Erick Schonfeld dated August 11, 2010. (Tab 1)

Only 31% of members of the 65 and over age group use the internet, according to the 2004 Pew Research Center’s Internet and American Life Project, which was updated in August 2010. The study found that many seniors do not find the internet to be relevant to their lives (48%), are uncomfortable with computers (60%) and are not interest in going on-line (90%).

•	Senior Citizen Population on Brink of Explosion in World and in United States: Census Bureau, SeniorJournal.com, June 24, 2009. (Tab 2)
•	U.S. Population Aging 65 years and older: 1990 to 2050 (in millions), National Institute on Aging of the U.S. National Institutes of Health, August 6, 2009. (Tab 3)

It is estimated that U.S. persons age 65 and over may increase in size by 40% by 2017.

Herrick, Feinstein LLP A New York limited liability partnership including New York professional corporations
Park Avenue, New York, NY 10016 ● Tel 212.592.1400 ● Fax 212.592.1500 ● www.herrick.com

H e r r i c k

July 10, 2012

•	Map showing the percentage of the population age 65 and over, by county and state, 2006. (Tab 4)
•	The Population 65 Years and Older: Aging in America, The Book of the States 2005, The Council of State Governments, by Karen Humes. (Tab 5)

The most recently available U.S. government statistics, from 2005, show that Florida has the highest population of people aged 65 and over, followed by Pennsylvania, West Virginia, North Dakota, Georgia, Alabama and Mississippi.

32 states had a proportion of older people that equaled or exceeded the national proportion of 13 percent. Florida had the highest proportion of older people (16.7 percent), followed by West Virginia and Pennsylvania (14.9 percent and 14.8 percent, respectively). Numerically, California had the largest older population (3.6 million). Florida and New York ranked second and third with 2.8 million and 2.3 million, respectively.

•	The World Factbook, June 24, 2010. (Tab 6)
•	The Population of Continents, Regions and Countries, GeoHive, 2010. (Tab 7)

The number of U.S. persons age 65 and over in 2010 was estimated at 40 million persons according to the World Factbook (2010 Edition), approximately 13% of the nation’s total, and greater than the populations of more than 200 of the world’s countries (GeoHive.com-2010).

•	The Evolution of the Aging Population, The Aging of America, Jennifer N. Brock, citing George Moschis, Director of Georgia’s State Center for Mature Consumer Studies. (Tab 8)

An estimated 55 million people in the United States are over the age of 55.

By 2020, the senior population is expected to number approximately 115 million.

The senior population controls in excess of three-fourths of the United States’ wealth, and the 65 and over age group - a subset of the senior population - has twice as much per capita income as the average baby boomer.

The senior population possesses over $900 billion in spending money, and nearly a quarter of householders aged 65 to 69 have a net worth of $250,000 or more.

H e r r i c k

July 10, 2012

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-5924 with any questions or if you wish to discuss the above-referenced supplemental materials.

Very truly yours,

/s/ Stephen E. Fox

Stephen E. Fox

Enclosures